FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

QUEBECOR MEDIA INC.
(Name of Registrant)

612, St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release
QUEBECOR MÉDIA INC.
Filed in this Form 6-K

Documents index

1.	Press Release dated November 1st, 2005 (Quebecor inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the nine-month period ended September 30, 2005;

3.	Supplementary Disclosure of Quebecor Media Inc. for the quarter ended September 30, 2005.

November 1, 2005

For immediate release

QUEBECOR INC. REPORTS THIRD QUARTER 2005 RESULTS

HIGHLIGHTS

»	Quebecor Media increases revenues by $61.0 million and operating income by $5.7 million.

»	Quebecor World’s revenues up US$7.6 million and operating income down US$19.3 million.

»	Customer base for Vidéotron’s digital cable television, Internet access and Internet telephone services grows by 43,700, 39,700 and 54,200 respectively in third quarter 2005, the largest quarterly increases since the services were launched.

»	Investments totalling $220.0 million announced to relocate and modernize printing plants in Québec and Ontario. New facilities should be fully operational by 2007.

»	As part of US$300.0 million investment plan, installation of the first group of presses is underway in six Quebecor World plants in North America. The new presses are expected to be operational in fourth quarter 2005.

»	Quebecor Media and subsidiaries refinance debt at more advantageous interest rates.

Montréal, Québec - Quebecor Inc. recorded total revenues of $2.52 billion in the third quarter of 2005, a decrease of $108.6 million (-4.1%). A $61.0 million (10.3%) revenue increase at Quebecor Media Inc. did not entirely make up for a decrease at Quebecor World Inc., due mainly to the unfavourable impact of conversion of results into Canadian dollars. Quebecor's operating income decreased by $40.1 million (-9.5%) to $381.4 million in the third quarter. At Quebecor Media, operating income increased by $5.7 million (3.4%). At Quebecor World, operating income decreased by US$19.3 million, which because of the unfavourable impact of the devaluation of the U.S. dollar during the period translated into a $44.9 million decline when stated in Canadian dollars.

“Quebecor Media reported continuing improvement in operating results and, to support future growth, announced major investments in its Newspapers segment and strategic acquisitions in its Interactive Technologies & Communications and Leisure & Entertainment segments,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “However, Quebecor’s revenues and operating income continued to be impacted by the effect of challenging conditions in global print media markets on Quebecor World’s operating results and by the impact of the conversion of Quebecor World’s results into Canadian dollars. In this environment, Quebecor World is pursuing its restructuring program and investing more than US$300.0 million in North America. In Europe, Quebecor World is working on a retooling plan to be announced in the first quarter of 2006. The subsidiary intends to rapidly implement the necessary programs to improve its competitive position in the region.”

Quebecor generated net income of $22.6 million ($0.35 per basic share) in the third quarter of 2005, an $18.4 million decrease from $41.0 million ($0.63 per basic share) in the same period of 2004 due primarily to a $60.0 million loss on settlement of debt at Quebecor Media and the decrease in operating income, which were partially offset by an increase in the unrealized gain on re-measurement of exchangeable debentures and lower amortization charges.

In the third quarter of 2005, Quebecor recognized a $27.5 million unrealized gain on re-measurement of the floating rate debentures Series 2001, following the adoption on July 1, 2004 of the new consensus in Abstract EIC-56, which rescinds the ability to use hedge accounting for exchangeable debentures when the issuer’s investment in the underlying shares is consolidated or accounted for by the equity method. Since every $1.00 decrease in Quebecor World’s stock price results in a $12.5 million unrealized gain, the $2.20 per share decrease in the stock price between July 1, 2005 and September 30, 2005 generated an unrealized gain of $27.5 million on re-measurement of exchangeable debentures. The corresponding unrealized loss on the value of Quebecor World shares underlying the exchangeable debentures is not recorded in the books.

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, and the loss on debt refinancing, all net of income tax and non-controlling interest, net income was $29.8 million in the third quarter of 2005 ($0.46 per basic share), compared with $33.4 million ($0.51 per basic share) in the same period of 2004, a decrease of $3.6 million ($0.05 per basic share).

Quebecor Media recorded a $10.1 million net loss in the third quarter of 2005, compared with net income of $26.9 million in the same period of 2004. The $37.0 million negative difference was mainly due to a $60.0 million loss on settlement of debt. Quebecor World recorded quarterly net income of US$19.6 million (US$0.15 per basic share), compared with US$39.1 million (US$0.30 per basic share) in the same quarter of 2004.

In September 2005, Quebecor Media reached an agreement to acquire Sogides ltée, a major Québec book publishing and distribution group. The closing of the transaction is subject to certain conditions, including regulatory approval.

Year to date

For the first nine months of 2005, Quebecor’s revenues decreased by $186.9 million (-2.4%) to $7.53 billion, mainly as a result of the unfavourable impact of the conversion of Quebecor World’s revenues into Canadian dollars. Operating income decreased by $93.5 million (-7.6%) to $1.13 billion. A $27.2 million (5.5%) increase in operating income at Quebecor Media did not entirely offset the US$50.2 million decrease at Quebecor World, which was accentuated by conversion into Canadian dollars. Quebecor generated net income in the amount of $55.2 million ($0.85 per basic share), compared with $52.8 million ($0.82 per basic share) in the same period of 2004, a $2.4 million increase.

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, and the loss on debt refinancing, all net of income tax and non-controlling interest, year-to-date net income from continuing operations amounted to $73.2 million ($1.13 per basic share), compared with $61.7 million ($0.95 per basic share) in the same period of 2004, an increase of $11.5 million ($0.18 per basic share).

Discontinued operations

In May 2005, Quebecor World announced plans to dispose of its non-core North American Commercial group in order to focus on its core printing business. In the second quarter of 2005, Quebecor World completed the sale of its Los Angeles, California facility, a business unit in the non-core Commercial group. During the third quarter, it completed the sale of a unit in Westwood, Massachusetts and signed conditional agreements to sell the remaining units included in the non-core Commercial group. These units should be sold in the fourth quarter of 2005, provided the conditions stipulated in the agreements are satisfied by Quebecor World and the purchasers. Consequently, the results and operating cash flows of the divested plants and the others that are about to be sold have been presented separately in the Company’s consolidated financial statements as discontinued operations and comparative figures have been restated to conform to the presentation adopted in the third quarter of 2005.

Events subsequent to balance-sheet date

On November 1, 2005, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on December 13, 2005 to shareholders of record at the close of business on November 18, 2005.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the third quarter and first nine months of 2005, please refer to the Management’s Discussion and Analysis and consolidated financial statements of Quebecor at http://www.quebecor.com/InvestorCenter/QIFinancialReports.aspx. A summary segmented analysis and definitions of operating income and of free cash flows from operations are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its third quarter 2005 results on Tuesday, November 1, 2005, at 4:00 pm EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052 or (403) 269-3852, access code 5151260. A tape recording of the call will be available from November 1 through December 3, 2005, by dialling 1 877 293-8133 or (403) 266-2079, access code 294645. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

This press release contains forward-looking statements, which are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

The Company

Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Quebec and a major Internet Service Provider and provider of telephone services; Videotron Telecom Ltd., a provider of business telecommunications services; Sun Media Corporation, Canada's largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Quebec, a number of specialty channels, and the English-language general-interest station SUN TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States and Europe; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video-game rental and retail stores. Quebecor Inc. has operations in 17 countries.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 886-7665 (cell) lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

Quebecor World’s revenues were US$1.58 billion in the third quarter of 2005, a US$7.6 million (0.5%) increase. Excluding the favourable impact of the fluctuation of currencies other than the U.S. dollar (US$23.3 million), revenues decreased by 1.0% due primarily to continuing pricing pressure.

Operating income totalled US$171.6 million, compared with US$190.9 million in the third quarter of 2004. The US$19.3 million (-10.1%) decrease mainly reflects lower gross margins resulting from sustained pricing pressures and higher energy costs, which were not entirely offset by economies yielded by restructuring initiatives. The impact was particularly strong at the French and British operations in Europe, and at the Magazine group and certain non-core operations in North America.

Selling, general and administrative expenses and securitization fees totalled US$101.0 million in the third quarter of 2005, compared with US$110.5 million in the same quarter of 2004. The 8.6% decrease resulted primarily from cost-containment and work-force reduction initiatives, which more than offset the unfavourable impact of currency translation.

Quebecor World recorded reserves for restructuring, impairment of assets and other special charges of $20.3 million during the quarter, $1.5 million more than in the same period of 2004. These reserves included a charge for impairment of certain assets, mainly in the United Kingdom, and restructuring initiatives at the Helio Corbeil plant in France and at other Quebecor World facilities.

Quebecor World estimates it will incur additional restructuring charges of US$12.8 million in the last quarter of 2005 and the year 2006 in connection with initiatives announced and approved prior to September 30, 2005. A total of 1,086 jobs were eliminated in the first nine months of 2005 and a further 235 will be cut by year’s end under initiatives approved in 2005 and prior years.

Quebecor World’s free cash flows from operations was negative US$80.1 million in the third quarter, compared with positive US$0.1 million in the same period of 2004. The US$80.0 million increase in the use of cash was due to the decrease in operating income and an increase in additions to property, plant and equipment in North America as a result of equipment acquisition and relocation, primarily for the purpose of improving efficiency.

On a year-to-date basis, Quebecor World’s revenues increased by US$102.5 million (2.3%) to US$4.62 billion, mainly because of the favourable impact of the conversion of currencies other than the U.S. dollar. Operating income was US$501.2 million, compared with US$551.4 million in 2004. The US$50.2 million (-9.1%) decrease was essentially due to lower gross profit margin resulting from sustained pricing pressures, lower volumes in some business groups, higher energy costs and the recognition of higher specific charges in 2005 than in 2004.

Stated in Canadian dollars, Quebecor World’s revenues amounted to $1.89 billion in the third quarter of 2005, a decrease of $166.9 million (-8.1%) due essentially to the impact of conversion into Canadian currency. Operating income totalled $205.7 million, a $44.9 million (-17.9%) decrease. The decline in operating income was accentuated by currency translation. For the year to date, Quebecor World’s revenues, still in Canadian dollars, decreased $352.5 million (-5.9%) to $5.65 billion and its operating income decreased $120.0 million (-16.4%) to $612.6 million. The decrease is essentially due to the factors noted above in the discussion of the third quarter results.

Quebecor Media Inc.

Quebecor Media generated revenues of $650.9 million in the third quarter of 2005, an increase of $61.0 million (10.3%) compared with the same period of 2004. All business segments without exception reported revenue increases. Operating income rose by $5.7 million (3.4%) to $175.4 million.

For the year-to-date, Quebecor Media’s revenues increased by $179.9 million, or 10.2%, to $1.95 billion, and its operating income increased by $27.2 million (5.5%) to $520.2 million.

Cable segment

In the Cable segment, revenues increased by $29.5 million (13.3%) to $250.8 million and operating income by $5.3 million (5.9%) to $95.0 million in the third quarter of 2005, due primarily to customer growth and the improved profitability of Vidéotron’s services as a result of increases in some rates.

Vidéotron’s services all registered substantial customer growth during the quarter:

»	illico Digital TV added 43,700 customers, the largest quarterly increase since the service was launched in February 1999;

»	The combined customer base for all cable television services grew by 28,600, the largest quarterly net growth in five years;

»	The cable Internet access service added 39,700 customers, the largest quarterly increase since the service was launched in 1998;

»	The residential IP telephone service has recruited 96,000 customers since it was launched, including 54,200 in the third quarter of 2005.

Vidéotron’s net monthly ARPU (“average revenue per user”) was $52.55, an increase of $5.49 (11.7%) in comparison with the third quarter of 2004. Free cash flows from operations amounted to $35.0 million, compared with $57.5 million in 2004. The $22.5 million decrease was mainly due to an increase in additions to property, plant and equipment as a result of investments in the network.

On a year-to-date basis, the Cable segment’s revenues increased by $83.6 million (13.1%) to $724.0 million. The segment’s operating income increased by $28.6 million (11.3%) to $282.1 million.

Newspapers segment

The Newspapers segment’s revenues grew by $13.2 million (6.4%) to $220.7 million in the third quarter of 2005. Advertising revenues rose 8.0%, mainly because of higher total volumes. Revenues from commercial printing and distribution also increased, while circulation revenues decreased by 0.6%.

Operating income decreased by $1.5 million (-2.9%) to $49.5 million in the third quarter of 2005. The revenue growth did not entirely offset increases in operating costs, mainly at the urban dailies. The operating losses of the free dailies increased from $2.3 million in the third quarter of 2004 to $4.3 million in the third quarter of 2005, primarily as a result of the launch of the Vancouver newspaper. Operating income decreased by $3.0 million (-7.0%) at the urban dailies (excluding the free dailies) and increased by $2.2 million (16.3%) at the community papers. However, between the second quarter and third quarter of 2005, the revenues of the free dailies increased by $1.2 million and their circulation by 27,000 copies.

Free cash flows from operations were $14.2 million in the third quarter of 2005, compared with $44.3 million in the same period of 2004. The $30.1 million decrease was due primarily to an increase in additions to property, plant and equipment as a result of progressive disbursements for the purchase of six new presses for the printing of Le Journal de Montréal, The Toronto Sun and The London Free Press.

For the first nine months of 2005, the Newspapers segment’s revenues increased by $31.9 million (5.0%) to $672.8 million and its operating income decreased by $2.7 million (-1.7%) to $152.9 million.

Quebecor Media announced two major projects during the quarter: an investment of more than $110 million to modernize the Journal de Montréal’s printing plant and relocate it to Saint-Janvier-de-Mirabel, north of Montréal, and another $110 million investment to build a new printing plant in the Toronto area, to be operated by a new entity co-owned by Quebecor Media and Quebecor World. The two new printing plants should be fully operational by 2007. Management has not yet completed its analysis of the impact of the two projects in terms of workforce reduction costs.

A NADbank® survey conducted in the spring of 2005 confirmed the gains made by Le Journal de Montréal in relation to the competition. The readership of Le Journal de Montréal increased by 5.2% on weekdays, 6.4% on Saturdays and 13.8% on Sundays between the year 2004 and the spring of 2005.

Broadcasting segment

The Broadcasting segment recorded revenues of $81.0 million in the third quarter of 2005, a $9.7 million (13.6%) increase. Revenues from broadcasting operations grew by $9.6 million (19.5%), largely because of higher advertising revenues, including revenues from the LCN, Mystère and ARGENT specialty channels and from the SUN TV television station, and higher revenues from commercial production. Distribution revenues rose by $1.0 million, primarily because of the success of the video release of White Noise and of the theatrical release of the Québec feature C.R.A.Z.Y., which was partially offset by lower television distribution revenues. Revenues from publishing operations decreased by $0.7 million in the third quarter of 2005 due to lower newsstand sales, particularly of weekly magazines.

Operating income decreased by $8.1 million (-62.8%) to $4.8 million mainly as a result of the operating losses of the television station SUN TV and of the newly launched specialty channels Mystère and ARGENT, as well as higher investment in content, advertising and marketing at the weekly magazines. Distribution operations generated $0.7 million in operating income, a $1.0 million improvement in comparison with 2004.

On a year-to-date basis, the Broadcasting segment’s revenues increased by $30.2 million (12.0%) to $281.8 million and its operating income decreased by $18.8 million (-34.2%) to $36.2 million.

During the third quarter, TVA Group changed the name of its general-interest television station in Toronto, acquired in December 2004, from Toronto 1 to SUN TV.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications, and Internet/Portals segments are reported in the attached summary quarterly financial statements. Highlights of the third quarter of 2005 include:

»

Leisure and Entertainment: Revenues up $4.2 million (6.8%) to $65.9 million and operating income flat at $10.5 million. Archambault Group's revenues grew by $3.7 million, mainly because of higher retail sales. The Books division's revenues increased by $0.8 million.

»

Business Telecommunications: Revenues up $3.5 million (16.3%) to $25.0 million; operating income up $2.8 million (66.7%) to $7.0 million. The increases were due primarily to the positive impact of the roll-out of the residential telephone service, in conjunction with Videotron.

»

Interactive Technologies and Communications: Revenues up $3.4 million (27.9%) due to business development in the government market, as well as in North America and Europe. Operating income more than doubled to $0.9 million, an increase of $0.5 million (125.0%). In September, Nurun signed a letter of intent to acquire China Interactive Limited, a Chinese interactive marketing firm.

»

Internet/Portals: Revenues up $4.1 million (51.3%). Operating income increased by a substantial $1.1 million (91.7%) to $2.3 million due to the performance of the general- and special-interest portals and the Progisia Informatique consulting division.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on re-measurement of exchangeable debentures, net gain (loss) on debt refinancing, gains (losses) on sales of businesses, shares of a subsidiary and other assets, and income taxes. Dividends on Preferred Shares of subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies. When operating income (or loss) is reported, a table reconciling it with the closest GAAP measure is provided in the Management’s Discussion and Analysis.

Free cash flows from operations

The Company uses free cash flows from operations as a measure of liquidity. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares, and the repayment of long-term debt. Free cash flows from operations are not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies. When free cash flows from operations are reported, a table reconciling it with the closest GAAP measure is provided in the Management’s Discussion and Analysis.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

REVENUES
Printing	$1,893.1	$2,060.0	$5,648.6	$6,001.1
Cable	250.8	221.3	724.0	640.4
Newspapers	220.7	207.5	672.8	640.9
Broadcasting	81.0	71.3	281.8	251.6
Leisure and Entertainment	65.9	61.7	167.7	160.7
Business Telecommunications	25.0	21.5	72.7	56.1
Interactive Technologies and Communications	15.6	12.2	48.9	37.2
Internet/Portals	12.1	8.0	35.6	24.1
Head office and inter-segment	(43.9)	(34.6)	(123.8)	(96.9)

	2,520.3	2,628.9	7,528.3	7,715.2

Cost of sales and selling and administrative expenses	(2,138.9)	(2,207.4)	(6,395.5)	(6,488.9)
Amortization	(146.5)	(156.9)	(450.6)	(484.4)
Financial expenses	(114.7)	(114.0)	(352.8)	(386.2)
Reserve for restructuring of operations, impairment of assets and
other special charges	(20.3)	(18.8)	(100.0)	(92.6)
Gain on re-measurement of exchangeable debentures	27.5	15.0	50.0	15.0
Loss on debt refinancing	(60.0)	—	(60.0)	(2.6)
Other	—	—	0.1	1.3

INCOME BEFORE INCOME TAXES	67.4	146.8	219.5	276.8
Income taxes:
Current	7.8	11.5	42.8	52.5
Future	12.0	33.3	33.0	33.6

	19.8	44.8	75.8	86.1

	47.6	102.0	143.7	190.7
Dividends on preferred shares of subsidiaries, net of income taxes	(12.2)	(12.0)	(36.5)	(35.8)
Non-controlling interest	(12.2)	(50.0)	(48.4)	(104.1)

INCOME FROM CONTINUING OPERATIONS	23.2	40.0	58.8	50.8
(Loss) income from discontinued operations	(0.6)	1.0	(3.6)	2.0

NET INCOME	$22.6	$41.0	$55.2	$52.8

EARNINGS PER SHARE
Basic and diluted
From continuing operations	$0.36	$0.61	$0.91	$0.79
From discontinued operations	(0.01)	0.02	(0.06)	0.03
Net income	0.35	0.63	0.85	0.82

Weighted average number of shares outstanding (in millions)	64.6	64.6	64.6	64.6

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on re-
measurement of exchangeable debentures, loss on debt refinancing and other

Printing	$205.7	$250.6	$612.6	$732.6
Cable	95.0	89.7	282.1	253.5
Newspapers	49.5	51.0	152.9	155.6
Broadcasting	4.8	12.9	36.2	55.0
Leisure and Entertainment	10.5	10.5	15.4	14.6
Business Telecommunications	7.0	4.2	20.7	11.3
Interactive Technologies and Communications	0.9	0.4	3.1	1.5
Internet/Portals	2.3	1.2	6.7	3.3
General corporate revenues (expenses)	5.7	1.0	3.1	(1.1)

	$381.4	$421.5	$1,132.8	$1,226.3

Amortization
Printing	$89.4	$103.1	$282.8	$321.4
Cable	35.6	34.8	104.8	104.7
Newspapers	7.5	6.2	20.3	19.0
Broadcasting	3.0	2.7	10.0	8.8
Leisure and Entertainment	1.2	0.9	3.2	2.8
Business Telecommunications	8.5	8.4	25.9	25.2
Interactive Technologies and Communications	0.5	0.5	1.3	1.2
Internet/Portals	0.2	0.1	0.6	0.5
Head Office	0.6	0.2	1.7	0.8

	$146.5	$156.9	$450.6	$484.4

Additions to property, plant and equipment
Printing	$107.5	$50.3	$265.7	$137.2
Cable	59.4	33.2	134.5	93.7
Newspapers	29.3	3.9	36.2	12.4
Broadcasting	2.9	4.0	9.8	7.6
Leisure and Entertainment	2.0	0.6	4.8	2.0
Business Telecommunications	6.3	7.5	12.6	16.1
Interactive Technologies and Communications	0.2	0.3	1.1	0.9
Internet/Portals	0.4	0.1	0.6	0.4
Head office	2.0	1.5	5.7	2.0

	$210.0	$101.4	$471.0	$272.3

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Balance at beginning of period	$1,258.4	$1,140.1	$1,235.3	$1,128.3

Net income	22.6	41.0	55.2	52.8

	1,281.0	1,181.1	1,290.5	1,181.1

Dividends	(3.2)	(2.6)	(9.0)	(2.6)
Excess of purchase price over carrying value of
Class B Subordinate Shares acquired	(2.5)	—	(6.2)	—

Balance at end of period	$1,275.3	$1,178.5	$1,275.3	$1,178.5

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Cash flows related to operations:
Income from continuing operations	$23.2	$40.0	$58.8	$50.8
Adjustments for:
Amortization of property, plant and equipment	144.9	154.7	445.3	479.6
Amortization of deferred charges and other assets	1.6	2.2	5.3	4.8
Amortization of deferred financing costs and long-term debt discount	16.7	15.8	49.2	46.9
Amortization of deferred client incentives	8.5	8.4	24.0	25.0
Impairment of assets and non cash portion of restructuring	9.1	5.2	59.2	60.8
Loss (gain) on ineffective derivative instruments and
on foreign currency translation on unhedged long-term debt	3.1	(8.2)	5.3	2.0
Loss on revaluation of the additional amount payable	0.9	4.9	6.2	14.7
Loss (gain) on disposal of businesses, property,
plant and equipment and other assets	2.9	1.2	(2.4)	11.8
Gain on re-measurement of exchangeable debentures	(27.5)	(15.0)	(50.0)	(15.0)
Loss on debt refinancing	60.0	—	60.0	2.6
Future income taxes	12.0	33.3	33.0	33.6
Non-controlling interest	12.2	50.0	48.4	104.1
Other	(1.6)	2.4	4.2	4.1

	266.0	294.9	746.5	825.8

Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	(156.4)	(161.4)	(322.6)	(489.1)

Cash flows provided by continuing operations	109.6	133.5	423.9	336.7
Cash flows (used in) provided by discontinued operations	(3.0)	21.7	0.1	9.0

Cash flows provided by operations	106.6	155.2	424.0	345.7

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(5.7)	(2.9)	8.1	(2.7)
Net borrowings under revolving bank facilities
and commercial paper	197.5	263.4	154.4	325.0
Repayments of long-term debt including unwinding of hedging contracts	(318.9)	(219.9)	(328.4)	(329.4)
Issuance of long-term debt	205.1	—	205.1	—
Net (increase) reduction in prepayments under
cross-currency swap agreements	(34.0)	(2.9)	(34.1)	0.6
Repayments under an interest rate swap	(1.3)	—	(3.6)	—
Issuance of capital stock by subsidiaries	2.8	3.4	17.2	15.0
Repurchase of Class B Subordinate Shares	(3.5)	—	(8.5)	—
Dividends	(3.2)	(2.6)	(9.0)	(2.6)
Dividends paid to non-controlling shareholders	(19.7)	(25.1)	(56.8)	(58.5)
Other	(3.8)	—	(4.2)	0.4

Cash flows provided by (used in) financing activities	15.3	13.4	(59.8)	(52.2)

Cash flows related to investing activities:
Business acquisitions, net of cash and cash
equivalents acquired	(79.3)	(44.1)	(152.5)	(72.9)
Proceeds from disposal of businesses, net of cash
and cash equivalents disposed	4.2	1.1	9.5	(7.8)
Additions to property, plant and equipment	(210.0)	(101.4)	(471.0)	(272.3)
Net proceeds from disposal of derivatives instruments	—	—	85.7	—
Net (increase) decrease in temporary investments	—	(63.5)	99.6	130.6
Increase in cash and cash equivalents and
temporary investments held in trust	(0.4)	(0.9)	(0.1)	(0.9)
Proceeds from disposal of assets	3.0	0.6	12.3	6.4
Other	1.2	(2.9)	—	(2.0)

Cash flows used in investing activities	(281.3)	(211.1)	(416.5)	(218.9)

Net (decrease) increase in cash and cash equivalents	(159.4)	(42.5)	(52.3)	74.6
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	(14.8)	(46.3)	16.5	(45.3)
Cash and cash equivalents at beginning of period	292.6	211.2	154.2	93.1

Cash and cash equivalents at end of period	$118.4	$122.4	$118.4	$122.4

Cash and cash equivalents consist of:
Cash	$16.0	$23.4	$16.0	$23.4
Cash equivalents	102.4	99.0	102.4	99.0

	$118.4	$122.4	$118.4	$122.4

Cash interest payments	$155.9	$168.9	$360.7	$389.0
Cash payments (net of refunds) for income taxes	(3.6)	(0.2)	71.1	84.7

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	September 30	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$118.4	$154.2
Cash and cash equivalents and temporary investments held in trust
(market value of $10.9 million ($10.8 million in 2004))	10.9	10.8
Temporary investments (market value of $0.1 million ($99.7 million in 2004))	0.1	99.7
Accounts receivable	880.0	824.8
Income taxes	79.9	63.9
Inventories and investments in televisual products and movies	700.1	638.9
Prepaid expenses	48.0	51.9
Future income taxes	123.6	122.6

	1,961.0	1,966.8

LONG-TERM INVESTMENTS (market value of $224.0 million
($386.7 million in 2004))	332.6	352.6
PROPERTY, PLANT AND EQUIPMENT	4,194.6	4,388.4
FUTURE INCOME TAXES	79.2	81.0
OTHER ASSETS	444.5	527.3
GOODWILL	6,940.3	7,088.4

	$13,952.2	$14,404.5

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$8.9	$0.8
Accounts payable, accrued charges and deferred revenue	1,671.2	1,870.0
Income taxes	68.4	68.0
Future income taxes	5.2	5.3
Additional amount payable	107.6	101.4
Current portion of long-term debt	15.9	16.7

	1,877.2	2,062.2

LONG-TERM DEBT	4,867.9	4,888.2
EXCHANGEABLE DEBENTURES	481.8	692.7
CONVERTIBLE NOTES	132.8	135.4
OTHER LIABILITIES	1,056.2	843.8
FUTURE INCOME TAXES	761.1	785.4
NON-CONTROLLING INTEREST	3,330.0	3,553.2

SHAREHOLDERS' EQUITY:
Capital stock	346.9	349.2
Retained earnings	1,275.3	1,235.3
Translation adjustment	(177.0)	(140.9)

	1,445.2	1,443.6

	$13,952.2	$14,404.5

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

REVENUES

Cable	$250.8	$221.3	$724.0	$640.4
Newspapers	220.7	207.5	672.8	640.9
Broadcasting	81.0	71.3	281.8	251.6
Leisure and Entertainment	65.9	61.7	167.7	160.7
Business Telecommunications	25.0	21.5	72.7	56.1
Interactive Technologies and Communications	15.6	12.2	48.9	37.2
Internet/Portals	12.1	8.0	35.6	24.1
Head Office and inter-segment	(20.2)	(13.6)	(56.8)	(44.2)

	650.9	589.9	1,946.7	1,766.8

Cost of sales and selling and administrative expenses	(475.5)	(420.2)	(1,426.5)	(1,273.8)
Amortization	(56.9)	(53.8)	(167.2)	(163.0)
Financial expenses	(71.4)	(64.7)	(217.0)	(228.0)
Loss on debt refinancing	(60.0)	—	(60.0)	—
Other	—	(2.2)	0.1	(0.9)

(LOSS) INCOME BEFORE INCOME TAXES	(12.9)	49.0	76.1	101.1
Income taxes:
Current	0.6	3.2	12.8	9.4
Future	(4.4)	13.8	14.4	28.9

	(3.8)	17.0	27.2	38.3

	(9.1)	32.0	48.9	62.8
Non-controlling interest	(1.0)	(5.1)	(10.8)	(22.6)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(10.1)	26.9	38.1	40.2
Loss from discontinued operations	—	—	—	(1.1)

NET (LOSS) INCOME	$(10.1)	$26.9	$38.1	$39.1

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Income before amortization, financial expenses, loss on debt refinancing and other

Cable	$95.0	$89.7	$282.1	$253.5
Newspapers	49.5	51.0	152.9	155.6
Broadcasting	4.8	12.9	36.2	55.0
Leisure and Entertainment	10.5	10.5	15.4	14.6
Business Telecommunications	7.0	4.2	20.7	11.3
Interactive Technologies and Communications	0.9	0.4	3.1	1.5
Internet/Portals	2.3	1.2	6.7	3.3
General corporate revenue (expenses)	5.4	(0.2)	3.1	(1.8)

	$175.4	$169.7	$520.2	$493.0

Amortization
Cable	$35.6	$34.8	$104.8	$104.7
Newspapers	7.5	6.2	20.3	19.0
Broadcasting	3.0	2.7	10.0	8.8
Leisure and Entertainment	1.2	0.9	3.2	2.8
Business Telecommunications	8.5	8.4	25.9	25.2
Interactive Technologies and Communications	0.5	0.5	1.3	1.2
Internet/Portals	0.2	0.1	0.6	0.5
Head Office	0.4	0.2	1.1	0.8

	$56.9	$53.8	$167.2	$163.0

Additions to property, plant and equipment
Cable	$59.5	$33.2	$134.5	$93.7
Newspapers	29.3	3.9	36.2	12.4
Broadcasting	2.9	4.0	9.8	7.6
Leisure and Entertainment	2.0	0.6	4.8	2.0
Business Telecommunications	6.3	7.5	12.6	16.1
Interactive Technologies and Communications	0.2	0.3	1.1	0.9
Internet/Portals	0.4	0.1	0.6	0.4
Head Office	1.1	1.9	2.9	2.0

	$101.7	$51.5	$202.5	$135.1

CONSOLIDATED STATEMENTS OF DEFICIT

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Deficit at beginning of period	$2,491.4	$2,585.6	$2,529.6	$2,597.8

Net loss (income)	10.1	(26.9)	(38.1)	(39.1)

	2,501.5	2,558.7	2,491.5	2,558.7

Dividends	10.0	20.0	20.0	20.0

Deficit at end of period	$2,511.5	$2,578.7	$2,511.5	$2,578.7

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Cash flows related to operations:
(Loss) income from continuing operations	$(10.1)	$26.9	$38.1	$40.2
Adjustments for:
Amortization of property, plant and equipment	55.4	52.6	162.2	159.0
Amortization of deferred charges and other assets	1.5	1.2	5.0	4.0
Amortization of deferred financing costs and long-term debt discount	16.0	14.9	46.7	43.0
Loss (gain) on ineffective derivative instruments and
on foreign currency translation on unhedged long-term debt	4.9	(9.1)	6.4	0.9
Loss on revaluation of the additional amount payable	0.9	4.9	6.2	14.7
(Gain) loss on disposal of businesses, plant, property and equipment
and other assets	(0.5)	0.6	(0.4)	11.5
Loss on debt refinancing	60.0	—	60.0	—
Non-controlling interest	1.0	5.1	10.8	22.6
Future income taxes	(4.4)	13.8	14.4	28.9
Other	(0.8)	(0.9)	(1.1)	0.6

	123.9	110.0	348.3	325.4

Net change in non-cash balances related to operations (net of effect
of business acquisitions and disposals)	(11.3)	7.9	(98.4)	(62.5)

Cash flows provided by continuing operations	112.6	117.9	249.9	262.9
Cash flows provided by discontinued operations	—	—	—	0.6

Cash flows provided by operations	112.6	117.9	249.9	263.5

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(4.8)	(3.5)	8.9	(2.9)
Issuance of long-term debt	205.1	—	205.1	—
Net borrowing (repayments) under revolving bank facilities	79.4	(6.9)	74.6	(121.4)
Repayments of long-term debt including unwinding of hedging contracts	(316.3)	(21.0)	(318.0)	(66.0)
Net (increase) reduction in prepayments under
cross-currency swap agreements	(34.0)	(2.9)	(34.1)	0.6
Repayments under an interest rate swap	(1.3)	—	(3.6)	—
Issuance of capital stock by subsidiaries	—	—	—	2.6
Dividends	(10.0)	(20.0)	(20.0)	(20.0)
Dividends paid to non-controlling shareholders	(1.3)	(1.5)	(3.9)	(3.9)
Other	(3.6)	—	(4.1)	—

Cash flows used in financing activities	(86.8)	(55.8)	(95.1)	(211.0)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired	(76.2)	(41.0)	(85.8)	(66.7)
Proceeds from disposal of businesses, net of cash
and cash equivalents disposed	—	1.1	4.3	(7.8)
Additions to property, plant and equipment	(101.7)	(51.5)	(202.5)	(135.1)
Additions to other assets	(1.4)	—	(2.8)	(1.7)
Net (increase) decrease in temporary investments	—	(63.5)	99.6	130.6
Proceeds from disposal of assets	0.3	0.8	3.1	4.7
Other	0.1	(2.6)	0.2	(0.8)

Cash flows used in investing activities	(178.9)	(156.7)	(183.9)	(76.8)

Net decrease in cash and cash equivalents	(153.1)	(94.6)	(29.1)	(24.3)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	(0.4)	(0.3)	(0.5)	0.2
Cash and cash equivalents at beginning of period	232.7	174.4	108.8	103.6

Cash and cash equivalents at end of period	$79.2	$79.5	$79.2	$79.5

Cash and cash equivalents consist of:
Cash	$3.4	$14.7	$3.4	$14.7
Cash equivalents	75.8	64.8	75.8	64.8

	$79.2	$79.5	$79.2	$79.5

Cash interest payments	$106.9	$97.7	$224.6	$210.7
Cash payments (net of refunds) for income taxes	(11.7)	(9.1)	11.0	8.4

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	September 30	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$79.2	$108.8
Temporary investments (market value of $0.1 million ($99.7 million in 2004))	0.1	99.7
Accounts receivable	342.9	342.9
Income taxes	7.5	24.2
Inventories and investments in televisual products and movies	161.7	134.7
Prepaid expenses	28.0	21.4
Future income taxes	73.4	70.6

	692.8	802.3

LONG-TERM INVESTMENTS (market value of $11.1 million
($13.0 million in 2004))	11.1	13.0
PROPERTY, PLANT AND EQUIPMENT	1,557.2	1,522.1
FUTURE INCOME TAXES	79.0	80.8
OTHER ASSETS	243.6	240.0
GOODWILL	3,864.4	3,851.0

	$6,448.1	$6,509.2

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank indebtedness	$8.9	$—
Accounts payable and accrued charges	469.3	546.2
Deferred revenue	149.1	143.7
Income taxes	9.9	13.4
Advances payable to parent company and companies
under common control	7.5	16.7
Additionnal amount payable	107.6	101.4
Current portion of long-term debt	4.7	2.8

	757.0	824.2

LONG-TERM DEBT	2,520.2	2,546.0
OTHER LIABILITIES	360.0	297.0
FUTURE INCOME TAXES	194.6	189.4
NON-CONTROLLING INTEREST	139.6	192.7

SHAREHOLDERS' EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,511.5)	(2,529.6)
Translation adjustment	(2.3)	(1.0)

	2,476.7	2,459.9

	$6,448.1	$6,509.2

4

Supplementary Disclosure Quarter / 9-Month Period Ended September 30, 2005 Safe Harbor Act Statements within this presentation which are not historical facts are ( forward looking ) statements and ( safe harbor statements ) under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company's public filings with the Securities Exchange Commission. For additional information, please contact Mark D'Souza, Vice President, Finance, at (514) 380-1912 or Jean-Francois Pruneau, Treasurer, at (514) 380-4144

QUEBECOR MEDIA INC. Supplementary Disclosure September 30, 2005 Debt Schedule (in millions) Quebecor Media Revolving Credit Facility due 2007 (Availability: $75) -Senior Notes/Senior Discount Notes due 2011 $976.8 976.8 Videotron Revolving Credit Facility due 2009 (Availability: $450) -6 7/8% Senior Notes due 2014 769.4 6 3/8% Senior Notes due 2015 202.5 9 1/8% CF Cable Notes due 2007 -971.9 Sun Media Revolving Credit Facility due 2008 (Availability: $75) 2.0 Term Loan due 2009 231.7 7 5/8% Senior Notes due 2013 235.0 468.7 TVA 107.5 Other 8.9 Total Quebecor Media $2,533.8 Additional Amount Payable (Videotron Telecom) 107.6 Cross-Currency Derivative Instruments (FX Rate Differential) (1) 525.6 Non-amortized Portion of Swap Prepayments (1) (286.6) Cash-on-Hand Quebecor Media 79.3 Videotron $8.3 Sun Media 0.1 Quebecor Media Parent 27.2 Other (subsidiaries not 100% owned) 43.7 $79.3 (1) Classified under "Other assets" or "Other liabilities" in Quebecor Media's financial statements

CABLE Supplementary Disclosure September 30, 2005 Operating Results 2005 2004 Sep 30 Jun 30 Mar 31 Dec 31 Sep 30 Homes Passed ('000) 2,412 2,402 2,391 2,383 2,375 Basic Customers ('000) (1) 1,472 1,443 1,4551,453 1,441 Basic Penetration 61.0% 60.1% 60.9% 61.0% 60.7% Extended Tier Customers ('000) 1,214 1,185 1,1911,190 1,189 Extended Tier Penetration 82.5% 82.1% 81.9% 81.9% 82.5% Digital Set-Top Boxes ('000) 474 420 388 362 333 Digital Penetration32.2% 29.1% 26.7% 24.9% 23.1% HSD Customers ('000) 588 548 530 503 476 HSD Penetration39.9% 38.0% 36.4% 34.6% 33.0% Telephony Customers ('000) 96 42 15Service launched in 2005 Telephony Penetration 6.5% 2.9% 1.0% (1) Restated 3rd Quarter YTD 2005 2004 VAR 2005 2004 VAR (in millions) Revenues $250.7 $221.3 13.3% $723.8 $640.4 13.0% Cable 155.1 145.2 6.8% 457.6 428.5 6.8% Internet 68.3 56.6 20.7% 197.6 162.6 21.5% Other 27.3 19.5 40.0% 68.6 49.3 39.1% EBITDA $95.0 $89.7 5.9% $282.1 $253.5 11.3% EBITDA Margin (%)37.9% 40.5% 39.0% 39.6% CAPEX (NCTA Standard Reporting Categories) Customer Premise Equipement $30.2 $10.1 $64.1 $26.7 Scalable Infrastructure 12.7 11.7 28.4 30.7 Line Extensions 4.7 3.0 12.3 10.5 Upgrade / Rebuild 6.3 5.4 13.9 15.8 Support Capital 4.6 2.7 13.4 7.9 Total - NCTA Classification $58.5 $32.9 77.8% $132.1 $91.6 44.2% Other 1.0 0.3 2.4 2.1 Total - Capital Expenditures $59.5 $33.2 79.2% $134.5 $93.7 43.5% 2-Way Capability 97%97% 97% 97% Cable ARPU $35.51 $33.86 $34.97 $33.36 Total ARPU $52.55 $47.06 $50.75 $46.02

NEWSPAPERS Supplementary Disclosure September 30, 2005 Operating Results 3rd Quarter YTD 2005 2004 VAR 2005 2004 VAR Linage ('000) Urban Dailies 43,764 40,719 7.5% 130,324 124,351 4.8% (in millions) Revenues $220.7 $207.5 6.4% $672.8 $640.9 5.0% Advertising 154.5 143.1 8.0% 474.1 444.9 6.6% Urban Dailies (1) $159.0 $151.1 5.2% $483.0 $466.3 3.6% Community Newspapers (1) 61.7 56.4 9.4% 189.8 174.6 8.7% EBITDA $49.5 $51.0 -2.9% $152.9 $155.6 -1.7% EBITDA Margin (%)22.4% 24.6% 22.7% 24.3% Change in Newsprint Expense 4.2% 1.4% (1) Excluding transactions between Urban Dailies and Community Newspapers

QUEBECOR MEDIA INC. Supplementary Disclosure September 30, 2005 Shares Held in Subsidiaries Number of Shares % % Owned Equity Voting TVA 12,227,271 45.2% 99.9% Canoe 651 (1) 92.4% (2) 100.0% (2) Nurun (3) 19,076,605 57.9% 57.9% (1) Excluding 104 shares that are held by TVA (2) % Equity and % Voting include Quebecor Media's interest in the 104 shares that are indirectly held by TVA (3) Excluding 500,000 shares held by Quebecor World

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay
——————————————————
By:   Claudine Tremblay
         Senior Director, Corporate Secretariat
         and Assistant Corporate Secretary

Date: November 1st, 2005